T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

November 19, 2007	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON ANNOUNCES CFO APPOINTMENT

Levon Resources Ltd. (“Levon” or the “Company”) is pleased to announce the appointment of Kevin Bales as Chief Financial Officer of the Company. Mr. Bales graduated in 1991 from the University of Lethbridge with a Bachelor of Management degree and a major in accounting. He has been with the Company since 2005 and has over 15 years of financial reporting experience in the information technology and mining industries.

Levon is a junior gold exploration company with key land positions at Congress, BRX and Wayside in the productive Barlorne gold camp of British Columbia, Canada, and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined (and explored) by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada.

ON BEHALF OF THE BOARD

“Ron Tremblay”

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.